ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated October 1, 2014

Equities	ETRACS

ETRACS Monthly Pay 2xLeveraged US High

Dividend Low Volatility ETN

Profile		ETN Ticker: HDLV
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	–	Monthly compounded 2x leveraged
CUSIP	90270L227		exposure to the Solactive US High
Primary exchange	NYSE Arca		Dividend Low Volatility Index
Initial trade date	9/30/2014	–	Significant income potential in the
Maturity date	9/30/2044		form of a variable monthly coupon
Leverage	2x		linked to 2x the cash distributions, if
Annual Tracking Rate	0.85%, accrued on a daily basis		any, on the Index constituents
2x Index Yield[2]	10.02%	–	Leverage that is reset monthly, not
Underlying Index	Solactive US High Dividend Low Volatility Index		daily

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Index is calculated and distributed by Solactive AG and is intended to track the price movements of stocks which are publicly traded on US stock exchanges and fulfill certain minimum requirements in terms of liquidity and market capitalization. From this universe, the stocks with high Forward Looking Distribution Yield and low 12-Month Trailing Realized Volatility are selected. The Index was launched on September 18, 2014 and, therefore, has no performance history prior to that date.

About the ETN

The ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN (NYSE: HDLV) (“HDLV” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the Solactive US High Dividend Low Volatility Index, less investor fees. HDLV has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance) and pays a variable monthly coupon linked to the cash distributions, if any, on the Index constituents.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN

Index Constituents
Top 10 of 40 index constitutents
Name	% Weight
Verizon Communications Inc	9.95
AT&T Inc	9.90
Philip Morris International	9.58
Altria Group Inc	7.36
The Southern Co	4.86
Kinder Morgan Inc	4.85
Duke Energy Corp	4.81
CenturyLink Inc	4.27
PPL Corp	3.91
Health Care Reit Inc	3.32
Source: Solactive AG as of 9/18/2014

Benefits of Investing

–	Significant monthly income potential in the form of a variable coupon linked to 2 times the cash distributions, if any, on the Index constituents.
–	2x leveraged exposure to an index of publicly traded companies with relatively high forecasted dividend yields and lower volatility.
–	Leverage that is reset monthly, not daily.
–	Convenience of an exchange-traded security.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN

Selected Risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the applicable product supplement and pricing supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your investment - The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.

–	Correlation and compounding Risk - A number of factors may affect the ETNs ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETNs will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant adverse monthly performances of your ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.

–	Leverage risk — The ETNs are two times leveraged long with respect to the Index, which means that you may benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.

–	Market risk — The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituents or the markets generally.
–	Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

–	A trading market for the ETNs may not develop — Although the ETNs have been approved for listing, subject to official notice of issuance, a liquid trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

–	The ETNs may not provide a hedge against price and/or value decreases or increases — The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.

–	You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount for your ETNs is zero. There is no guarantee that the relevant Index constituents will pay any distributions during the term of the ETNs. Coupon Amounts are not interest payments; the ETNs do not accrue interest.

–	Minimum redemption amount — You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

–	Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN

–	Potential automatic acceleration — In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.

–	Limited performance history – The Index was created on September 18, 2014. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

–	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

–	UBS’s Call Right — UBS may redeem all outstanding ETNs at any time on or after October 5, 2015, as described under “General Terms of the ETNs — UBS’s Call Right” in the ETRACS Prospectus.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN

Footnotes

1) The issuer credit rating as of September 26, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

2)This figure is equal to 2 times the indicative Index Yield calculated as of September 24, 2014 by the sponsor of the Index, Solactive AG. Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product prospectus and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com